Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS
FOR THE YEAR ENDED DECEMBER 31, 2022

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the year ended December 31, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL HIGHLIGHTS

	For the year ended
	December 31,		Year-on–
	2021	2022	year Change
	RMB’000	RMB’000%
Revenues	9,060,784	8,180,107	-9.7%
Gross profit	351,288	429,538	22.3%
Loss before income taxes	(1,576,015)	(2,663,915)	69.0%
Net loss	(1,591,756)	(2,688,388)	68.9%
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,588,712)	(2,658,184)	67.3%

Non-GAAP Financial Measure

In evaluating our business, we consider and use certain non-GAAP measures, including adjusted gross profit (Non-GAAP Financial Measure), adjusted gross margin (Non-GAAP Financial Measure), adjusted EBITDA (Non-GAAP Financial Measure), adjusted EBITDA margin (Non-GAAP Financial Measure), adjusted net loss (Non-GAAP Financial Measure) and adjusted net loss margin (Non-GAAP Financial Measure), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross (Loss)/Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non-GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non-GAAP adjusted gross profit in 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Gross profit	351,288	429,538	62,277
Adjustment:
Share-based compensation (allocated in cost of revenues)	17,481	15,618	2,264
Adjusted gross profit	368,769	445,156	64,541

	For the year ended
	December 31,
	2021	2022
	(%)	(%)
Gross margin	3.9	5.3
Adjustment gross margin	4.1	5.4

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Financial Measure)

We define Non-GAAP net loss as net loss excluding share-based compensation and foreign exchange (gain) loss and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure) and adjusted EBITDA (margin) (Non-GAAP Financial Measure) in 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Share-based compensation is non-cash expense arising from share-based incentive awards to selected executives, employees and consultants.

	For the year ended December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Net loss	(1,591,756)	(2,688,388)	(389,779)
Adjustment:
Share-based compensation	434,350	359,835	52,171
Foreign exchange (gain) loss	(37,822)	334,629	48,517
Adjusted net loss (Non-GAAP Financial Measure)	(1,195,228)	(1,993,924)	(289,091)

Adjustments:
Interest income	(71,942)	(80,743)	(11,707)
Interest expense	52,040	137,812	19,981
Income tax expense	15,741	24,473	3,548
Depreciation and amortization	855,604	1,157,424	167,811
Adjusted EBITDA (Non-GAAP Financial Measure)	(343,785)	(754,958)	(109,458)

Loss on disposal of property and equipment	–	28,788	4,174

Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(343,785)	(726,170)	(105,284)

	For the year ended
	December 31,
	2021	2022
	(%)	(%)
Net loss margin	(17.6)	(32.9)
Adjusted net loss margin (Non-GAAP Financial Measure)	(13.2)	(24.4)
Adjusted EBITDA margin (Non-GAAP Financial Measure)	(3.8)	(9.2)
Normalized Adjusted EBITDA margin (Non-GAAP Financial Measure)	(3.8)	(8.9)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2022, we are pleased to have successfully navigated challenges in the complex and dynamic environment. We have reaffirmed our original aspiration for sustainable high-quality development, continued to build our business led by technology, and resolutely implemented cost reduction and efficiency initiatives. With these efforts, we have been improving our profitability steadily.

Total revenues reached RMB8,180.1 million (US$1,186.0 million) in 2022. Revenues from public cloud services were RMB5,360.3 million (US$777.2 million) and revenues from enterprise cloud services were RMB2,817.0 million (US$408.4 million). Gross profit was RMB429.5 million (US$62.3 million), increased by 22.3% from RMB351.3 million in 2021. Gross margin was 5.3%, compared with 3.9% in 2021. Non-GAAP gross profit was RMB445.2 million (US$64.5 million), increased by 20.7% from RMB368.8 million in 2021. Non-GAAP gross margin was 5.4%, compared with 4.1% in 2021.

Products and Industry Specific Solutions

We provide a full suite of cloud products based on our extensive infrastructure, and are developed based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry–specific solutions covering a wide spectrum of industry verticals, including video, public service, healthcare, gaming and financial service, among others. Meanwhile, in 2022 we have been entering into EV (Electric Vehicle) industry, providing cloud services to EV manufacturers and supporting them in EV development and operations.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2022, we owned two data centers and around 110,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

In 2022, we have reaffirmed our original aspiration for sustainable high-quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhere to our business plan, we prudently manage our capital expenditure and focus on improving our efficiencies, and optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

Research and Development

We focus on customer- centric research and development. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

We strive to deliver the ultimate user experience across our core product and technology categories, including cloud hosts, cloud native, enterprise cloud infrastructure, enterprise-level storage and big data cloud platforms and benchmark ourselves against the leading position in the cloud industry.

In third quarter 2022, we developed the Beijing-Wuhan dual research center strategy and we executed well in the fourth quarter. We aim to sustainably enhance our R&D capabilities, injecting momentum into our R&D initiatives and helping cement our industry leadership while maintaining a disciplined R&D budget.

In 2022, our research and development expenses were RMB971.2 million and our research and development personnel reached 1,223 as of December 31, 2022.

Environmental, Social and Governance (ESG)

We believe that strong ESG management is essential to the sustainability of our business. In addition to developing advanced cloud technologies, we aim to build and deliver more enabling products and services to all stakeholders. Since 2020, we published our annual ESG reports proactively and our ESG report for 2022 will be published along with annual report in April 2023.

Business Outlook

For the first quarter of 2023, the Company expects total revenues to be between RMB1.85 billion and RMB2.05 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Public cloud services	6,159,085	5,360,282	777,168
Enterprise cloud services	2,897,817	2,816,976	408,423
Others	3,882	2,849	413
Total revenues	9,060,784	8,180,107	1,186,004
Cost of revenues	(8,709,496)	(7,750,569)	(1,123,727)
Gross profit	351,288	429,538	62,277
Operating expenses:
Selling and marketing expenses	(518,167)	(560,059)	(81,201)
General and administrative expenses	(601,702)	(1,149,677)	(166,687)
Research and development expenses	(1,043,811)	(971,216)	(140,813)
Total operating expenses	(2,163,680)	(2,680,952)	(388,701)
Operating loss	(1,812,392)	(2,251,414)	(326,424)
Interest income	71,942	80,743	11,707
Interest expense	(52,040)	(137,812)	(19,981)
Foreign exchange gain (loss)	37,822	(334,629)	(48,517)
Other gain (loss), net	83,606	(43,810)	(6,352)
Other income, net	95,047	23,007	3,336
Loss before income taxes	(1,576,015)	(2,663,915)	(386,231)
Income tax expense	(15,741)	(24,473)	(3,548)
Net loss	(1,591,756)	(2,688,388)	(389,779)
Less: net loss attributable to non-controlling interests	(3,044)	(30,204)	(4,379)
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,588,712)	(2,658,184)	(385,400)

Total Revenues reached RMB8,180.1 million (US$1,186.0 million), representing a decrease of 9.7% from RMB9,060.8 million in 2021. The decrease was due to proactive scale-down of delivery services within public cloud services, and more stringent project selection of enterprise cloud services.

•	Revenues from public cloud services were RMB5,360.3 million (US$777.2 million), representing a decrease of 13.0% from RMB6,159.1 million in 2021. The decrease was mainly due to our proactive scale down of delivery services.

•	Revenues from enterprise cloud services were RMB2,817.0 million (US$408.4 million), representing a decrease of 2.8% from RMB2,897.8 million in 2021. The decrease of other enterprise cloud services that was negatively impacted by COVID-19.

•	Other revenues were RMB2.8 million (US$0.4 million).

Cost of revenues was RMB7,750.6 million (US$1,123.7 million), representing a decrease of 11.0% from RMB8,709.5 million in 2021. Among which: IDC costs decreased by 16.2% to RMB4,275.3 million (US$619.9 million) from RMB5,101.5 million in 2021. The decrease was in line with our adjustment of public cloud services. Depreciation and amortization costs were RMB990.7 million (US$143.6 million), compared with RMB785.2 million in 2021, mainly as a result of capital expenditures in electronic equipment. Fulfillment costs were RMB396.8 million (US$57.5 million), representing a decrease of 78.6% from RMB1,851.3 million in 2021. The decrease was mainly due to the decrease of revenues from enterprise cloud services of the Company that was due to COVID-19 negative impacts, and the decrease of fulfillment costs as percentages of total enterprise cloud services revenue due to our strategic focus on selected high quality projects. Solution development and services costs were RMB1,873.9 million (US$271.7 million) in 2022, compared with RMB678.2 million in 2021. The increase was mainly due to our full-year consolidation of Camelot in 2022. Other costs were RMB213.9 million (US$31.0 million) in 2022, compared with RMB293.3 million in 2021.

Gross profit increased to RMB429.5 million (US$62.3 million) in 2022, from RMB351.3 million in 2021. Gross margin increased to 5.3%, from 3.9% in 2021. Non-GAAP gross profit increased to RMB445.2 million (US$64.5 million) in 2022, from RMB368.8 million in 2021. Non-GAAP gross margin increased to 5.4% in 2022 from 4.1% in 2021. Such increases were primarily because of the optimization of revenue mix and our effective cost controls.

Selling and marketing expenses were RMB560.1 million (US$81.2 million), compared with RMB518.2 million in 2021. The increase was mainly due to the amortization expenses related to Camelot’s acquisition.

General and administrative expenses were RMB1,149.7 million (US$166.7 million), compared with RMB601.7 million in 2021. The increase was mainly due to the non-recurring Hong Kong listing expenses and loss on disposal of property and equipment, as well as Camelot share awards expenses, workforce optimization related compensations and credit loss.

Research and development expenses were RMB971.2 million (US$140.8 million), compared with RMB1,043.8 million in 2021. The decrease was mainly due to the workforce optimization.

Operating loss was RMB2,251.4 million (US$326.4 million), compared with RMB1,812.4 million in 2021.

Net loss was RMB2,688.4 million (US$389.8 million), compared with net loss of RMB1,591.8 million in 2021. The increase was due to the increase of workforce optimization related compensations, credit loss, Hong Kong listing expenses, Camelot share awards expenses, while offset by the improvement of gross profits and changes of foreign exchange rates.

Non-GAAP net loss was RMB1,993.9 million (US$289.1 million), compared with net loss of RMB1,195.2 million in 2021.

Non-GAAP EBITDA was RMB-755.0 million (US$-109.5 million), compared with RMB-343.8 million in 2021. Non-GAAP EBITDA margin was -9.2%, compared with -3.8% in 2021.

Basic and diluted net loss per share was RMB0.73 (US$0.11), compared with RMB0.46 in 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. As of December 31, 2022, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of December 31, 2022, our cash and cash equivalents amounted to RMB3,419.2 million, representing a decrease of 18.9% from RMB4,217.5 million of December 31, 2021.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

Gearing ratio is calculated by dividing the sum of bank loans, loans from related parties and lease liabilities by total equity and multiplied by 100%. As of December 31, 2022, the gearing ratio of the Group was 20.1% (as of December 31, 2021: 24.6%).

MATERIAL INVESTMENTS

For the year ended December 31, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2022). As of December 31, 2022, the Group did not have other plans for material investments and capital assets.

CONTINGENT LIABILITIES

As of December 31, 2022, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITIONS AND DISPOSALS

The Company entered into share purchase agreements with Shanghai Jiawo Yunfan Investment Center (Limited Partnership)* (上海稼沃韻帆投資中心(有限合夥)) and Tongxiang Jiawo Yunfeng Equity Investment Partnership (Limited Partnership)* (桐鄉稼沃雲楓股權投資合夥企業(有限合夥)) in October 2022, and entered into certain agreements with the three employee incentive platforms of Camelot Employee Scheme INC. and the respective beneficial owners thereof (as applicable) in November 2022, to acquire approximately 9.50% and 3.19% equity interests in Camelot Technology Corporation Limited* (柯萊特科技有限責任公司), respectively. For more details, please refer to the listing document of the Company dated December 23, 2022.

Save for the acquisitions mentioned above, the Group did not conduct any material acquisitions and disposals for the year ended December 31, 2022.

EMPLOYEES AND REMUNERATION POLICIES

The Company had 9,517 employees as of December 31, 2022, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function during the Reporting Period:

	Number of
Function	Employees	Percentage
Research and development	1,223	12.8%
Sales and marketing	396	4.2%
General and administrative	645	6.8%
Solution development and services	7,253	76.2%
Total	9,517	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the period from December 30, 2022 (the “Listing Date”) to December 31, 2022 (the “Relevant Period”), we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Compliance with the Model Code

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on the Listing Date, since which time the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the “Model Code”) has become applicable to the Company.

The Company has adopted an Insider Dealing Policy (“Insider Dealing Policy”) with terms no less exacting than that of the Model Code, as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Relevant Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

On March 31, 2022, the Board authorized the Company to adopt a share repurchase program, under which we may repurchase up to US$100 million of our ordinary shares in the form of ADSs, each representing 15 shares of the Company, during a twelve-month period and such share repurchase program has lapsed on the Listing Date. During the period from March 31, 2022 to the Listing Date, the Company repurchased approximately 12.3 million of ADSs, representing approximately 183.9 million of shares of the Company, from the open market for a total consideration of approximately US$29.2 million.

During the Relevant Period, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s listed securities.

Material Litigation

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2022. The Directors are also not aware of any material litigation or claims that were pending or threatened against the Group during the year ended December 31, 2022.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2022. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and financial reporting matters with senior management members of the Company.

SCOPE OF WORK OF THE AUDITOR

The figures in respect of the Group’s unaudited condensed consolidated statements of comprehensive loss, unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended 31 December 2022 as set out in the preliminary announcement have been agreed by the Group’s auditors, Ernst & Young (“EY”), to the amounts set out in the Group’s draft condensed consolidated financial statements for the year. The work performed by EY in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by EY on the preliminary announcement.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this announcement, no important events affecting the Group occurred since December 31, 2022 and up to the date of this announcement.

FINAL DIVIDEND

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2022.

SAFE HARBOR STATEMENT

This preliminary results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

FINANCIAL INFORMATION

The Board announces the unaudited consolidated results of the Group for the year ended December 31, 2022, with comparative figures for the previous year as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
Revenues:
Public cloud services	3	6,159,085	5,360,282	777,168
Enterprise cloud services	3	2,897,817	2,816,976	408,423
Others	3	3,882	2,849	413

Total revenues		9,060,784	8,180,107	1,186,004

Cost of revenues		(8,709,496)	(7,750,569)	(1,123,727)

Gross profit		351,288	429,538	62,277
Operating expenses:
Selling and marketing expenses		(518,167)	(560,059)	(81,201)
General and administrative expenses		(601,702)	(1,149,677)	(166,687)
Research and development expenses		(1,043,811)	(971,216)	(140,813)

Total operating expenses		(2,163,680)	(2,680,952)	(388,701)

Operating loss		(1,812,392)	(2,251,414)	(326,424)
Interest income		71,942	80,743	11,707
Interest expense		(52,040)	(137,812)	(19,981)
Foreign exchange gain (loss)		37,822	(334,629)	(48,517)
Other gain (loss), net	3	83,606	(43,810)	(6,352)
Other income, net	3	95,047	23,007	3,336

Loss before income taxes		(1,576,015)	(2,663,915)	(386,231)
Income tax expense	5	(15,741)	(24,473)	(3,548)

Net loss		(1,591,756)	(2,688,388)	(389,779)
Less: net loss attributable to non-controlling interests		(3,044)	(30,204)	(4,379)

Net loss attributable to Kingsoft Cloud Holdings Limited		(1,588,712)	(2,658,184)	(385,400)

		For the year ended December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.46)	(0.73)	(0.11)
Shares used in the net loss per share computation:
Basic and diluted	6	3,441,729,444	3,623,838,985	3,623,838,985
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		(139,575)	660,697	95,792

Comprehensive loss		(1,731,331)	(2,027,691)	(293,987)

Less: Comprehensive loss attributable to non-controlling interests		(3,177)	(30,463)	(4,417)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(1,728,154)	(1,997,228)	(289,570)

The accompanying notes are an integral part of the consolidated financial statement.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,217,528	3,419,166	495,732
Restricted cash		239,093	114,560	16,610
Accounts receivable, net	4	3,570,975	2,402,430	348,320
Short-term investments		2,491,056	1,253,670	181,765
Prepayments and other assets		1,687,021	1,612,022	233,721
Amounts due from related parties		207,143	246,505	35,740

Total current assets		12,412,816	9,048,353	1,311,888

Non-current assets:
Property and equipment, net		2,364,103	2,132,994	309,255
Intangible assets, net		1,169,767	1,008,020	146,149
Goodwill		4,625,115	4,605,724	667,767
Prepayments and other assets		29,066	21,263	3,083
Equity investments		207,166	273,580	39,665
Amounts due from related parties		5,758	5,758	835
Deferred tax assets		7,798	–	–
Operating lease right-of-use assets		256,451	220,539	31,975

Total non-current assets		8,665,224	8,267,878	1,198,729

Total assets		21,078,040	17,316,231	2,510,617
LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	8	2,938,632	2,301,958	333,753
Accrued expenses and other liabilities		2,223,840	2,830,826	410,428
Short-term bank loans		1,348,166	909,500	131,865
Income tax payable		60,217	51,892	7,524
Amounts due to related parties		836,435	427,727	62,015
Current operating lease liabilities		108,590	136,723	19,823

Total current liabilities		7,515,880	6,658,626	965,408

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties	472,882	413,464	59,947
Other liabilities	1,232,677	370,531	53,722
Deferred tax liabilities	205,889	167,052	24,220
Non-current operating lease liabilities	158,289	123,059	17,842

Total non-current liabilities	2,069,737	1,074,106	155,731

Total liabilities	9,585,617	7,732,732	1,121,139

Shareholders’ equity:
Ordinary shares	24,782	25,062	3,634
Treasury shares	–	(208,385)	(30,213)
Additional paid-in capital	18,245,801	18,648,205	2,703,736
Accumulated deficit	(7,458,752)	(10,116,936)	(1,466,818)
Accumulated other comprehensive (loss) income	(207,882)	453,074	65,690

Total Kingsoft Cloud Holdings Limited shareholders’ equity	10,603,949	8,801,020	1,276,029
Non-controlling interests	888,474	782,479	113,449

Total equity	11,492,423	9,583,499	1,389,478

Total liabilities, non-controlling interests and shareholders’ equity	21,078,040	17,316,231	2,510,617

The accompanying notes are an integral part of the consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(708,869)	188,974	27,398
Net cash used in investing activities	(421,623)	(32,865)	(4,765)
Net cash generated from (used in) financing activities	2,212,487	(1,152,146)	(167,045)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(50,048)	73,142	10,605

Net increase in cash, cash equivalents, and restricted cash	1,081,995	(996,037)	(144,412)
Cash, cash equivalents, and restricted cash at beginning of year	3,424,674	4,456,621	646,149

Cash, cash equivalents, and restricted cash at end of year	4,456,621	3,533,726	512,342

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012. The Company and its subsidiaries (including the Company’s subsidiaries, its variable interest entities (the “VIEs”), and subsidiaries of its variable interest entities) are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, VIEs, and subsidiaries of its VIEs, which are located in the mainland of the People’s Republic of China (the “PRC”, and only for the purpose of this preliminary announcement, excluding the Hong Kong Special Administrative Region of the People’s Republic of China, the Macau Special Administrative Region of the People’s Republic of China and Taiwan), the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for annual financial information. These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in RMB and all values are rounded to the nearest thousand (RMB’000’) except when otherwise indicated.

(b)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(d)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8972 per US$1.00 on December 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e)	Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues were generated from the PRC and a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

3.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2021 RMB	2022 RMB	2022 US$
Public cloud services recognized over time	6,159,085	5,360,282	777,168
Enterprise cloud services:
Recognized at a point in time	2,159,869	711,466	103,153
Recognized over time	737,948	2,105,510	305,270
	2,897,817	2,816,976	408,423
Others:
Recognized at a point in time	1,208	–	–
Recognized over time
	2,674	2,849	413
	3,882	2,849	413
	9,060,784	8,180,107	1,186,004

The following table presents the Group’s other gain (loss), net:

	For the year ended December 31,
	2021 RMB	2022 RMB	2022 US$
Gross unrealized gain on equity investments held	82,492	22,452	3,255
Gross unrealized loss (including impairment) on equity investments held	–	(37,623)	(5,455)
Net realized gain (loss) on equity investments sold	10,363	(123)	(18)
Changes in fair value of purchase consideration in a business acquisition	(9,249)	(28,516)	(4,134)
	83,606	(43,810)	(6,352)

The following table presents the Group’s other income, net:

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Government grants	100,759	56,867	8,245
Income from reimbursement from ADS program	9,967	10,386	1,506
Value added tax transferred out	(23,721)	(32,766)	(4,751)
Others	8,042	(11,480)	(1,664)
	95,047	23,007	3,336

4.	ACCOUNTS RECEIVABLE, NET

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable	3,603,240	2,450,392	355,274
Allowance for credit losses	(32,265)	(47,962)	(6,954)
Accounts receivable, net	3,570,975	2,402,430	348,320

An ageing analysis of the trade receivables as at the end of the Reporting Period, based on the past due date and net of provisions, is as follows:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Not yet due	2,411,907	1,251,755	181,488
Within 3 months	478,156	280,758	40,706
Between 4 months and 6 months	202,060	230,713	33,450
Between 7 months and 1 year	371,200	347,697	50,411
More than 1 year	107,652	291,507	42,265
Accounts receivable, net	3,570,975	2,402,430	348,320

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the period presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
PRC	(1,646,607)	(2,475,677)	(358,939)
Non-PRC	70,592	(188,238)	(27,292)
	(1,576,015)	(2,663,915)	(386,231)

The current and deferred components of income tax expense appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Current income tax expense	27,593	59,668	8,651
Deferred income tax benefit	(11,852)	(35,195)	(5,103)
	15,741	24,473	3,548

6.	LOSS PER SHARE

Basic and diluted loss per share during the years are calculated as follows:

	For the year ended December 31,
	2021 RMB	2022 RMB
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(1,588,712)	(2,658,184)

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,441,729,444	3,623,838,985

Basic and diluted loss per share	(0.46)	(0.73)

For the years ended December 31, 2022 and 2021, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position. The effects of all options and awarded shares were excluded from the computation of diluted loss per share for the years as their effects would be anti-dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2022 and 2021.

8.	ACCOUNTS PAYABLE

An ageing analysis of the accounts payable as at the end of the Reporting Period, based on the invoice date, is as follows:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Within 3 months	1,340,662	957,211	138,783
Between 4 months and 1 year	1,209,146	571,049	82,794
More than 1 year	388,824	773,698	112,176
Total	2,938,632	2,301,958	333,753

PUBLICATION OF PRELIMINARY ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This preliminary annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.ksyun.com). The annual report for the year ended December 31, 2022 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, March 29, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Qiu Ruiheng as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

* For identification purpose only